

Compliance Report

UBS Securities LLC
December 31, 2018
Report of Independent Registered Public
Accounting Firm
(Confidential Pursuant to Rule 17a-5(e)(3))



 UBS

UBS Securities LLC
1285 Avenue of the Americas
New York, NY 10019
www.ubs.com

UBS Securities LLC's Compliance Report

UBS Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) Company's Internal Control Over Compliance was effective from January 1, 2018 through the fiscal year ended December 31, 2018;

(3) Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2018;

(4) Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and

(5) Information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

UBS Securities LLC

I, **Ralph Mattone**, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: *Ralph Mattone*

Title: Chief Financial Officer
Date: February 28th, 2019



Ernst &Young LLP   Tel: +1 212 773 3000
5 Times Square   Fax: +1 212 773 6350
New York, NY 10036-6530   ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Members and Management of UBS Securities LLC

We have examined the statements of UBS Securities LLC (the Company), included in the accompanying UBS Securities LLC's Compliance Report, that the:

(1) Company's internal control over compliance was effective from January 1, 2018 through the fiscal year ended December 31, 2018;
(2) Company's internal control over compliance was effective as of the end of the most recent fiscal year ended December 31, 2018;
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the books and records of the Company.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of Financial Industry Regulatory Authority, Inc. (FINRA) that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2018; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2019